Exhibit 99.1

CENTRAL GOLDTRUST

3rd Quarter Report

September 30, 2008

Central GoldTrust

The Role of Central GoldTrust

To serve investors as “The Gold Bullion Trust”TM.
To hold gold bullion on a secure basis for the convenience of investors.

Investment Policies & Restrictions
The Declaration of Trust requires that at least 90% of Central GoldTrust’s (GoldTrust’s) assets be held in physical gold bullion at all times. This cannot be changed without the approval of the Unitholders.

GoldTrust’s physical gold holdings may not be loaned, pledged, subjected to options or otherwise encumbered in any way.

Safeguards
Gold bullion is stored on an allocated segregated and insured basis in the underground treasury vaults of the Canadian Imperial Bank of Commerce, one of the largest banks in Canada.

The Bank may not release any of GoldTrust’s physical bullion holdings without receipt of an authorizing resolution of the Board of Trustees of GoldTrust.

Bullion holdings and bank vault security are inspected annually and spot inspected periodically by Trustees and/or officers of GoldTrust. On each occasion, inspections are required to be performed in the presence of both GoldTrust’s external auditors and Bank personnel.

GoldTrust is subject to the regulations and reporting requirements of the NYSE Alternext US (formerly the American Stock Exchange), the Toronto Stock Exchange, and various Canadian provincial and U.S. securities regulatory authorities.

Conveniences
GoldTrust’s Units are listed on the NYSE Alternext US (GTU) and on the Toronto Stock Exchange (GTU.UN in Canadian dollars and GTU.U in U.S. dollars). Making a gold bullion investment through ownership of GoldTrust Units is as easy as calling one’s stockbroker or investment dealer. GoldTrust is advised that its Units are eligible for most types of Canadian and United States regulated capital accounts where physical bullion investment is often not permitted.

GoldTrust’s stock exchange listings provide readily quoted, liquid markets for the Units. The bid/ask spreads are usually considerably less than the buying and selling price spreads of direct bullion purchases, especially for small transactions.

Unlike many other forms of bullion investment, there are no storage or other direct costs paid by the investor. As well, there are no assay charges to the Unitholder to verify the legitimacy and/or actual gold content upon sale, redemption or liquidation of GoldTrust Units.

Central GoldTrust

Trustees’ Report to Unitholders

Central GoldTrust is a passive, self-governing, single purpose trust, with voting Units, that is focused upon the secure holding of gold bullion on behalf of its Unitholders.

Net assets at September 30, 2008 were 97.7% invested in gold. Gold holdings consisted of 151,969 fine ounces of gold bullion and 4,785 fine ounces of gold bullion certificates for a total of 156,754 fine ounces at September 30, 2008.

The accounts of GoldTrust are denominated in United States dollars and, unless otherwise noted, discussion in this Report refers to United States dollars.

A part of the Management’s Discussion and Analysis (MD&A) for the quarter ended September 30, 2008, with additional comments on pages 8 to 10 of this report, is as follows:

Net Assets – Net assets increased by $16,043,079 or 12.7%, during the nine month period to a total of $141,897,660. The increase in net assets was attributable to the increased market price of gold during the period and the net proceeds of $9,992,623 from the public offering completed on February 12, 2008.

Net Income – The net loss for the three months ended September 30, 2008 amounted to $7,362,696 ($1.72 per Unit) compared to a net income of $13,582,157 ($3.40 per Unit) for the same period in 2007, including expenses of $189,312 (2007: $152,334). Virtually all of the net loss for the quarter represents the unrealized depreciation of bullion holdings.

Net income for the nine months ended September 30, 2008 amounted to $6,050,456 ($1.43 per Unit) compared to $14,800,959 ($3.88 per Unit) for the same period in 2007 after deducting expenses of $685,836 (2007: $457,954). Virtually all of the net income for the nine month period represents the unrealized appreciation of bullion holdings, which is not distributable income.

Audit and legal fees increased significantly as a result respectively of costs incurred to comply with Sarbanes Oxley (SOX) 404 requirements and to amend GoldTrust’s Declaration of Trust.

Liquidity – All of the assets of GoldTrust are liquid, consisting of gold bullion, gold certificates, cash and interest-bearing cash deposits.

According to legal and tax counsel, the Units of GoldTrust qualify for investment by individuals and most types of Canadian and U.S. retirement accounts, trusts, financial entities and institutions.

We are committed to the secure stewardship of Central GoldTrust and its gold bullion holdings to fulfill its purpose and mandate as “The Gold Bullion Trust”™.

Sincerely,
On behalf of the Board of Trustees,

October 28, 2008	J.C. Stefan Spicer, President & CEO

Central GoldTrust

STATEMENT OF NET ASSETS
(expressed in U.S. dollars, unaudited)

	September 30,	December 31,
	2008	2007
Net assets:
Gold at market (Note 3)	$138,648,913	123,546,031
Cash	84,784	58,249
Interest-bearing cash deposits (Note 4)	3,255,825	2,347,380
Prepaid expenses & other	27,408	27,563
	142,016,930	125,979,223
Accrued liabilities (Note 6)	(119,270)	(124,642)
Net assets representing Unitholders’ equity	$141,897,660	125,854,581

Represented by:
Capital (Note 5) Units issued: 4,279,500 (2007: 3,992,500)	$76,279,600	66,286,977
Retained earnings inclusive of unrealized appreciation of holdings	65,618,060	59,567,604
	$141,897,660	125,854,581

Net asset value per Unit	$33.16	31.52

Net asset value per Unit expressed in Canadian dollars	$35.14	31.15

Exchange rate: U.S. $1.00 = Cdn.	$1.0599	0.9881

See accompanying notes to financial statements.
On behalf of the Board of Trustees:

“John P. Embry”	“Bruce D. Heagle”

STATEMENT OF CHANGES IN NET ASSETS
(expressed in U.S. dollars, unaudited)

	Nine months ended Sept. 30,		Three months ended Sept. 30,
	2008	2007	2008	2007
Net assets at beginning of period	$125,854,581	79,286,552	$149,260,356	98,591,994
Net issuance of Units (Note 5)	9,992,623	18,086,640	-	-
Net income (loss) inclusive of unrealized appreciation (depreciation) of holdings	6,050,456	14,800,959	(7,362,696)	13,582,157
Increase (decrease) in net assets during the period	16,043,079	32,887,599	(7,362,696)	13,582,157
Net assets at end of period	$141,897,660	112,174,151	$141,897,660	112,174,151

See accompanying notes to financial statements.

Central GoldTrust

STATEMENT OF INCOME
(expressed in U.S. dollars, unaudited)

	Nine months ended Sept. 30,		Three months ended Sept. 30,
	2008	2007	2008	2007
Income (Loss):
Interest	$70,232	71,548	$20,308	28,351
Unrealized appreciation (depreciation) of holdings	6,666,060	15,187,385	(7,193,692)	13,706,140
	6,736,292	15,258,933	(7,173,384)	13,734,491
Expenses:
Administration fees (Note 6)	314,916	227,241	102,979	82,240
Safekeeping, insurance and bank charges	100,424	67,710	32,946	24,998
Auditors’ fees	87,450	27,593	14,864	9,243
Legal fees (Note 6)	67,151	39,001	14,694	11,765
Regulatory filing fees	35,122	24,672	468	2,035
Trustees’ fees and expenses (Note 6)	33,251	32,607	12,524	11,354
Unitholder information	18,929	15,241	2,827	3,292
Stock exchange fees	15,724	12,017	5,241	4,005
Registrar and transfer agent fees	11,212	10,311	3,589	3,369
Miscellaneous	528	758	40	19
Foreign currency exchange (gain) loss	1,129	823	(860)	14
Total expenses	685,836	457,974	189,312	152,334
Net income (loss) inclusive of unrealized appreciation (depreciation) of holdings	$6,050,456	14,800,959	$(7,362,696)	$13,582,157
Net income (loss) per Unit inclusive of unrealized appreciation (depreciation) of holdings	$1.43	3.88	$(1.72)	3.40

See accompanying notes to financial statements.

STATEMENT OF UNITHOLDERS’ EQUITY
(expressed in U.S. dollars, unaudited)

	Nine months ended Sept. 30,		Three months ended Sept. 30,
	2008	2007	2008	2007
Capital: (Note 5)
Units 4,279,500 (2007: 3,992,500)	$76,279,600	66,286,977	$76,279,600	66,286,977
Retained earnings:
Balance at beginning of period	59,567,604	31,086,215	72,980,756	32,305,017
Net income (loss)	6,050,456	14,800,959	(7,362,696)	13,582,157
Balance at end of period	65,618,060	45,887,174	65,618,060	45,887,174
Unitholders’ Equity	$141,897,660	112,174,151	$141,897,660	112,174,151

See accompanying notes to financial statements.

Central GoldTrust

Notes to Financial Statements
For the nine months ended September 30, 2008
(amounts expressed in U.S. dollars unless otherwise stated)

1.
Central GoldTrust (“GoldTrust” or the “Trust”) is a passive, self-governing, single purpose trust, with voting Units, established under the laws of Ontario on April 28, 2003. The governing Declaration of Trust was amended and restated on April 26, 2008, among other things, to transition a slight change in the name of the Trust from “Central Gold-Trust” to “Central GoldTrust”, to affirm the right of Central Gold Managers Inc. to appoint two of the Trustees and to reduce the scale of fees payable to Central Gold Managers Inc., effective from January 1, 2008, under the Administration Agreement to the scale of fees described in Note 6 below.

2.
The accounting policies used in the preparation of these unaudited interim financial statements conform with those presented in the December 31, 2007 audited financial statements of GoldTrust. These unaudited interim financial statements do not include all of the disclosures included in the 2007 Annual Report and accordingly should be read in conjunction with the 2007 Annual Report.

On January 1, 2008, the Trust adopted CICA Section 1535, Capital Disclosures; Section 3862, Financial Instruments - Disclosures; and Section 3863, Financial Instruments - Presentation. The adoption of these standards did not affect the Trust's net assets or its results of operations.

3.	Gold bullion:

Details of gold bullion holdings are as follows:

Gold holdings at	September 30, 2008	December 31, 2007
Gold bullion in fine ounces	151,969	142,909
Gold certificates in fine ounces	4,785	4,785
Total fine ounces of gold	156,754	147,694
Cost	$70,824,435	62,426,808
Market – per fine ounce	$884.50	836.50
Market value	$138,648,913	123,546,031

4.	Interest-bearing cash deposits:

As at September 30, 2008, the Trust held three U.S. dollar fixed deposits: $1,300,000 at a rate of 2.46% with a maturity date of October 17, 2008; $1,400,000 at a rate of 2.45% with a maturity date of November 5, 2008 and $50,000 at a rate of 1.562% with a maturity date of October 6, 2008. The Trust also held one Canadian dollar flexible GIC in the amount of $536,115 at a rate of 2.30% with a maturity date of September 18, 2009.

Central GoldTrust

5.	Capital:

Under the Declaration of Trust, an unlimited number of Units may be issued. Each Unit carries one vote at all meetings of Unitholders. Each Unit is transferable and represents an equal, undivided, beneficial interest in GoldTrust, in any distributions therefrom and in the net assets in the event of the termination or winding up of the Trust. There were 4,279,500 Units issued and outstanding on September 30, 2008.

On February 12, 2008, the Trust, through a public offering, issued 287,000 Units for proceeds of $10,097,808 net of underwriting fees of $420,742. Costs relating to this public offering were $105,185 and net proceeds were $9,992,623. This issue increased the number of outstanding Units from 3,992,500 to 4,279,500, an increase of 7%. The net proceeds from this public offering were used to purchase 9,060 fine ounces of gold in physical bar form at a cost of $8,397,627. The balance of $1,594,996 was retained by the Trust in interest-bearing cash deposits for working capital purposes.

The Units of GoldTrust are redeemable by a holder at any time at a price equal to the lesser of: 90% of the average market price during a 10 day trading period commencing immediately following the date on which the Units were tendered for redemption; and 100% of the closing market price on the last day of the period.

6.	Related party transactions:

GoldTrust is party to an agreement with Central Gold Managers Inc. (the "Administrator"), which is related to GoldTrust through certain of its officers and Trustees. Administration fees remitted to Central Gold Managers Inc. for the nine months ended September 30, 2008 increased to $314,916 from $227,241 due to the increase in the market value of assets under administration. Included in accrued liabilities at September 30, 2008 is $34,499 (2007: $31,639) due to the Administrator. The Administrator furnishes administrative, regulatory compliance and marketing services to GoldTrust. For such services, effective January 1, 2008 GoldTrust has agreed to pay an administrative fee, on a monthly basis, equal to 0.30% per annum for the first $100,000,000 of GoldTrust’s total assets, 0.225% per annum for any excess over $100,000,000 up to $200,000,000 and 0.15% per annum for any excess over $200,000,000 of total assets. No Trustees’ fees are paid by GoldTrust to Trustees who are nominees of the Adminstrator of GoldTrust.

GoldTrust incurred legal fees amounting to $67,151 for the nine months ended September 30, 2008 (2007: $39,001), of which $62,783 (2007: $35,009) was payable to a legal firm, to which one of GoldTrust’s officers is Counsel. A balance of $4,000 relating to these services was included in accrued liabilities at September 30, 2008 (2007: $4,102).

7.	Management of financial risks:

The Trust has risk management policies and procedures in place to identify risks related to financial instruments. The objectives of these policies and procedures are to identify and mitigate risk. The Trust’s compliance with these policies and procedures are closely monitored by the Senior Officers, the Audit Committee and the Trustees of the Trust.

Central GoldTrust

Market fluctuations are unpredictable and outside the control of the Trust. See Forward-looking and Market Risk Observations within the MD&A section of this report. New risk factors may emerge from time to time and it is not possible for the Trust to predict all such risk factors.

8.	Financial Highlights:

	Nine months ended Sept. 30,		Quarter ended Sept. 30,
	2008	2007	2008	2007
Per Unit performance:
Net asset value per Unit at beginning of period	$31.52	24.19	$34.88	24.69
Net loss before unrealized appreciation (depreciation) of holdings	(0.14)	(0.10)	(0.04)	(0.03)
Unrealized appreciation (depreciation) of holdings	1.57	4.05	(1.68)	3.43
Total increase (decrease) (1)	1.43	3.95	(1.72)	3.40
Net asset value per Unit at end of period	$33.16	28.10	$33.16	28.10
Total return	5.2%	16.1%	(0.5)%	13.8%
Percentages and supplemental data:
Ratios as a percentage of average net assets:
Expenses (2)	0.47%	0.48%	0.13%	0.15%
Net loss before unrealized appreciation (depreciation) of holdings (2)	0.43%	0.40%	0.12%	0.12%

(1) This table is not meant to be a reconciliation of opening to ending NAV.
(2) Ratios not annualized.

9.	Principal differences between Canadian and United States generally accepted accounting principles:

There are no differences between Canadian and United States generally accepted accounting principles which would require a reconciliation in the financial statements of GoldTrust.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, to increase consistency and comparability in fair value measurements and to expand their disclosures.  The new standard includes a definition of fair value as well as a framework for measuring fair value. The standard is effective for fiscal periods beginning after November 15, 2007 and should be applied prospectively. In connection with the requirement of this standard, GoldTrust’s policy and practice is to utilise only broadly quoted market values (Level 1 inputs) at all times when valuing its assets. As a result, no differences were identified between the United States and Canadian generally accepted accounting principles with respect to the impact of the requirements of SFAS No. 157 on the financial statements of the Trust.

Central GoldTrust

Management’s Discussion and Analysis (MD&A)

The financial statements of Central GoldTrust (“GoldTrust”) are prepared and reported in United States dollars in accordance with the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 18 and with Canadian generally accepted accounting principles, otherwise known as Canadian GAAP. Notes to the financial statements on pages 5, 6 and 7 should be referred to as supplementary information to this discussion and analysis.

GoldTrust is a passive, self-governing, single purpose trust established by Declaration of Trust on April 28, 2003, which was amended and restated on April 24, 2008. Its purpose is to acquire, hold and secure gold bullion on behalf of its Unitholders. GoldTrust is not an operating entity nor does it have any employees, office facilities or the potential risks thereof. GoldTrust retains Central Gold Managers Inc. (the “Administrator”) to attend to all administrative duties as delegated by the Administrative Services Agreement and as guided by the Trustees.

There are no off-balance sheet items, arrangements, contingencies or obligations. All accounts are fully disclosed and itemized in the financial statements.

Disclosure Controls and Procedures

The senior executive officers have ensured that there are disclosure controls and procedures that provide reasonable assurance that material information relating to GoldTrust is disclosed on a timely basis. They believe these disclosure controls and procedures have been effective during the nine months ended September 30, 2008.

Results of Operations – Changes in Net Assets

Net assets increased by $16,043,079 or 12.7% during the nine months ended September 30, 2008 to a total of $141,897,660. The increase in net assets was attributable to the increased price of gold during the period and the net proceeds of $9,992,623 from the public offering completed on February 12, 2008. (See Note 5)

Forward-looking and Market Risk Observations

Changes in the market price of gold are the primary cause of changes in the net asset value per unit. Assuming as a constant exchange rate, the rate which existed on September 30, 2008 of $1.0599 Canadian for each U.S. dollar together with the holdings of gold bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per unit by approximately U.S. $3.24 per unit or Cdn. $3.43 per unit.

When expressed in U.S. dollar terms, GoldTrust’s net asset value per Unit is largely unaffected by changes in the U.S./Canadian dollar exchange rate due to the fact that nearly all of GoldTrust’s net assets are gold, which is priced in U.S. dollars. However, changes in the value of the U.S. dollar relative to the Canadian dollar have a direct impact on net assets as expressed in Canadian dollars. This arises because over 99% of GoldTrust’s net assets are denominated in U.S. dollars, including gold bullion and cash deposits. An increase in the value of the Canadian dollar relative to the U.S. dollar means that the aforementioned U.S. dollar denominated assets are worth less when expressed in Canadian dollar terms. Assuming constant gold prices, a 10% increase or decrease in the value of the U.S dollar relative to the Canadian dollar would change the net asset value per Unit as expressed in Canadian dollars in the same direction by approximately the same percentage.

Central GoldTrust

Summary of Quarterly Financial Information

	Quarter ended (in U.S. $)
	Sept. 30/08	June 30/08	Mar. 31/08	Dec. 31/07
Income (loss) inclusive of unrealized appreciation (depreciation) of holdings	$(7,173,384)	(482,311)	14,391,987	13,845,299
Net income (loss) inclusive of unrealized appreciation (depreciation) of holdings	$(7,362,696)	(736,716)	14,149,868	13,680,430
Net income (loss) per Unit inclusive of unrealized appreciation (depreciation) of holdings	$(1.72)	(0.17)	3.41	3.42

	Sept. 30/07	June 30/07	Mar. 31/07	Dec. 31/06
Income (loss) inclusive of unrealized appreciation (depreciation) of holdings	$13,734,491	(1,696,895)	3,221,337	4,460,318
Net income (loss) inclusive of unrealized appreciation (depreciation) of holdings	$13,582,157	(1,846,639)	3,065,441	4,333,319
Net income (loss) per Unit inclusive of unrealized appreciation (depreciation) of holdings	$3.40	(0.46)	0.94	1.32

Results of Operations – Net Income

GoldTrust’s earned income objective is secondary to its purpose of holding almost all of its net assets in gold bullion. Generally, GoldTrust seeks only to maintain adequate cash reserves to enable it to pay the expenses of maintaining the Trust. GoldTrust’s actual revenues are a nominal percentage of its net assets. However, CICA Accounting Guideline 18 requires GoldTrust to record unrealized appreciation (depreciation) of holdings in income.

Net loss for the three months ended September 30, 2008 was $7.4 million compared to net income of $13.6 million for the comparative period in 2007. Net income for the nine months ended September 30, 2008 was $6,050,456 ($1.43 per unit) compared to $14,800,959 ($3.88 per unit) for the same period in 2007, after deducting expenses of $685,836 (2007: $457,974). Expenses increased for the period, primarily due to higher administration fees resulting from the increase in net assets, and due to increased safekeeping, regulatory, filing and auditors fees. Audit and legal fees increased significantly as a result of costs incurred to comply with Sarbanes Oxley (SOX) 404 requirements and to amend GoldTrust’s Declaration of Trust.

Central GoldTrust

Virtually all of the net income for the nine month period is represented by the unrealized appreciation of holdings, which is not distributable income.

The expenses of maintaining the Trust, expressed as a percentage of the average of the month-end net assets, were 0.47% for the nine months ended September 30, 2008 compared to 0.48% for the same period in 2007. For the twelve months ended September 30, 2008, this expense ratio was 0.61% compared to 0.64% for the twelve months ended September 30, 2007.

Liquidity and Capital Resources

All of GoldTrust’s assets are liquid. GoldTrust holds small cash reserves that generate some interest income primarily to be applied to pay expenses. For the nine months ended September 30, 2008, GoldTrust’s cash reserves, including cash equivalents, increased by $934,980. The ability of GoldTrust to have sufficient cash to pay the expenses of maintaining the Trust and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents. Should GoldTrust not have sufficient cash to meet its needs in the future, minor portions of GoldTrust’s gold holdings may be sold to provide working capital and to pay for redemptions (if any) of Units. Sales of gold could result in GoldTrust realizing either capital gains or losses.

Related party information

Please refer to Note 6 on page 6 of this interim report.

Future Accounting Policy Changes

In February 2008, the CICA announced that Canadian generally accepted accounting principles (GAAP) for publicly accountable enterprises will be replaced by International Financial Reporting Standards (IFRS) for fiscal years beginning on or after January 1, 2011.  Accordingly, the conversion from Canadian GAAP to IFRS will be applicable to the Trust’s reporting for the first quarter of 2011.  The Trust is currently in the process of analyzing differences between Canadian GAAP and the IFRS reporting standards in the development of its changeover plan.

Other

GoldTrust maintains its accounting records, purchases gold and reports its financial position and results in U.S. currency. However, certain of GoldTrust's expenses are paid, and GoldTrust's Units trade, in Canadian currency as well as U.S. currency. Therefore, because exchange rate fluctuations are beyond GoldTrust's control, there can be no assurance that such fluctuations will not have an effect on GoldTrust’s accounts or on the trading value of GoldTrust’s units in Canadian dollars.

The Trustees will consider from time to time the issue of additional Units at a net price that would be non-dilutive to present Unitholders’ interests. Additional Unit issues to enlarge GoldTrust’s asset base should enable a reduction in the expense ratio per Unit and broaden exchange trading liquidity to the advantage of all Unitholders of GoldTrust.

Central GoldTrust

The Trust is advised that U.S. Investors investing in GoldTrust Units for taxable accounts should acquaint themselves with Passive Foreign Investment Company (PFIC) rules and Qualifying Election Forms (QEF’s) which may apply to their investment in GoldTrust units.

This Report, dated October 28, 2008, Annual Information Forms, Notices of Annual Meetings and Information Circulars, Press Releases, financial and other information are available at www.sedar.com and www.gold-trust.com.

Central GoldTrust

Corporate Information

Trustees	Officers

John P. Embry (E) (I)	John P. Embry, Co-Chairman
Brian E. Felske (A) (I)	Philip M. Spicer, Co-Chairman
Bruce D. Heagle (A) (C) (I)	J.C. Stefan Spicer, President & CEO
Ian M.T. McAvity (C) (I) (L)	John S. Elder, Q.C., Secretary
Robert R. Sale (A) (C) (I)	J.L. Michele Spicer, Assistant Secretary
Philip M. Spicer (N) (E)	William L. Trench, A.C.I.S., CFO
J.C. Stefan Spicer (N) (E)	Krystyna S. Bylinowski, Treasurer

(A)	-	Member of Audit Committee
(C)	-	Member of Corporate Governance & Nominating Committee
(E)	-	Member of Executive Committee
(I)	-	Independent Trustee
(L)	-	Lead Trustee
(N)	-	Nominee of the Administrator

Mr. Douglas E. Heagle retired from the Board of Trustees at the Annual and Special Meeting of Unitholders on April 24, 2008. His dedicated service since the inception of Central GoldTrust as Lead Trustee, Chairman of the Audit Committee and Member of the Corporate Governance and Nominating Committee, was most exemplary.

Administrator		Custodian

Central Gold Managers Inc.		Canadian Imperial Bank of Commerce
Ancaster, Ontario, Canada		Toronto, Ontario, Canada

Auditors		Registrar and Transfer Agent

Ernst & Young LLP		CIBC Mellon Trust Company, Canada
Toronto, Ontario, Canada		Mellon Investor Services LLC, U.S.A.

Legal Counsel		Stock Exchange Listings

Fraser Milner Casgrain LLP		NYSE Alternext US Symbol: GTU (U.S.$)
Toronto, Ontario, Canada		(formerly AMEX)

Dorsey & Whitney LLP	TSX Symbols:	GTU.UN (Cdn $)
Toronto, Ontario, Canada		GTU.U (U.S. $)

Unit Asset Value Information

The net asset value per Unit is calculated daily and is available by calling Central GoldTrust at (905) 304-4653. The total net assets, the net asset value per Unit and the detailed basis of their calculations are posted daily www.gold-trust.com and www.goldtrust.ca .

CENTRAL GOLDTRUST

“The Gold Bullion Trust”

Phone: 905-304-GOLD (4653)
Fax: 905-648-4196
E-Mail: info@gold-trust.com

www.gold-trust.com
www.goldtrust.ca

Mailing Address:	Courier Address:
P.O. Box 10106	55 Broad Leaf Crescent
Ancaster, Ontario	Ancaster, Ontario
Canada L9K 1P3	Canada L9G 3P2